Exhibit 4.11

FORM 51 – 102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

Ares Strategic Mining Inc. (the “Company”)

1001 – 409 Granville Street

Vancouver, British Columbia V6C 1T2

ITEM 2	Date of Material Change

October 16, 2025 and October 17, 2025

ITEM 3	News Release

The news release was disseminated through Newswire on October 17, 2025 and subsequently filed on SEDAR+.

ITEM 4	Summary of Material Change

On October 16, 2025, the Company closed the first tranche of its previously announced offering of units (each, a “Unit”) by issuing 11,111,112 Units at a price of $0.45 per Unit, for aggregate gross proceeds of $5,000,000.40 (the “First Tranche”) pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “Initial LIFE Offering”).

On October 17, 2025, the Company filed an amended and restated offering document (the “Amended Offering Document”) in connection with the Initial LIFE Offering (the “Amended LIFE Offering”) to increase the offering by up to 1,111,110, for a total offering under the Amended Offering Document of up to 12,222,220 Units at $0.45 per Unit for gross proceeds to be raised pursuant to the Amended LIFE Offering of up to $5,499,999.

ITEM 5	Full Description of Material Change

5.1	Full Description of Material Change

On October 16, 2025, the Company closed the First Tranche of the Initial LIFE Offering of Units by issuing 11,111,112 Units at a price of $0.45 per Unit, for aggregate gross proceeds of $5,000,000.40 pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions.

Each Unit consists of one (1) common share in the capital of the Company (each, a “Common Share”) and one-half (1/2) of one non-transferable Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will be exercisable into one (1) Common Share (each, a “Warrant Share”) at a price of $0.55 per Warrant Share for a period of two (2) years following the date of issuance.

In connection with the closing of the First Tranche, an aggregate of $300,000.02 was paid in cash and a total of 666,667 finder’s warrants (each, a “Finder’s Warrant”) were issued to Ventum Financial Corp. as finder’s fees. Each Finder’s Warrant entitles the holder thereof to acquire one (1) common share in the capital of the Company (a “Finder’s Warrant Share”) at a price of $0.45 per Finder’s Warrant Share for a period of two (2) years following the closing date of the First Tranche. The Finder’s Warrants are subject to a 4-month hold period from the date of issuance.

Amended and Restated Offering Document

On October 17, 2025 the Company filed the Amended Offering Document in connection with the Initial LIFE Offering. The initial offering document dated October 10, 2025 was amended to increase the offering by up to 1,111,110, for a total offering under the Amended Offering Document of up to 12,222,220 Units at $0.45 per Unit for gross proceeds to be raised pursuant to the Amended LIFE Offering of up to $5,499,999. Upon filing of the Amended Offering Document, the Amended LIFE Offering was extended to the date that is 45 days from October 17, 2025. The Amended Offering Document can be accessed under the Company's profile at www.sedarplus.ca and on the Company's website at: www.aresmining.com. Prospective investors should read this Amended Offering Document before making an investment decision.

Upon closing of any tranches of the Amended LIFE Offering, the Company may pay finders finder's fees under the Amended LIFE Offering as permitted by the policies of the Canadian Securities Exchange and applicable securities laws.

For additional details relating to the Initial LIFE Offering, please refer to the Company’s news release dated October 10, 2025, which can be accessed under the Company’s profile on SEDAR+. Completion of any tranches under the Amended LIFE Offering remain subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and other approvals.

As disclosed in the Amended Offering Document, the Company intends to use the net proceeds from the Amended LIFE Offering to pay for the development of the Company’s fluorspar manufacturing facility currently under construction in Delta, Utah, for general and corporate working capital purposes, and for repayment of outstanding debts.

None of the securities issued in connection with the LIFE Offering will be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

ITEM 7	Omitted Information

Not Applicable.

ITEM 8	Executive Officer

James Walker

President and Chief Executive Officer

(604) 345-1576 or at james@aresmining.com

ITEM 9	Date of Report

October 23, 2025

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